Exhibit 99.19

U.S. Silver Update on U.S. Stock Exchange Listing Application and Share Consolidation

TORONTO--(BUSINESS WIRE)--January 23, 2012--U.S. Silver Corporation (TSX:USA, OTCQX:USSIF, Frankfurt:QE2) (“U.S. Silver” or the “Corporation”) announces that it has received clearance from NYSE Regulation on behalf of NYSE AMEX LLC to file an Original Listing Application to list the Corporation’s common shares (“Common Shares”) on NYSE Amex. While receipt of clearance to file an Original Listing Application indicates satisfaction of certain threshold listing requirements, the Corporation will be required to satisfy a number of additional conditions and confirmations prior to being authorized to list on NYSE Amex. Such matters include, but are not limited to, share distribution and satisfaction of minimum trading price requirements, corporate governance compliance and the filing of a Form 40-F registering the Common Shares to be listed on NYSE Amex. While management believes the Corporation can meet such requirements, there can be no guarantee that the Corporation will meet each such condition and confirmation.

In connection with such Original Listing Application and satisfaction of minimum trading price requirements, the Corporation also announces that the Toronto Stock Exchange (the “TSX”) has accepted notice from the Corporation of a proposed share consolidation where the issued and outstanding Common Shares will be consolidated on the basis of five (5) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (the “Consolidation”). The Consolidation was previously approved by the shareholders of the Corporation at the Annual and Special Meeting of the Corporation held on June 23, 2011.

The Consolidation will result in the approximately 309 million pre-consolidation Common Shares currently issued and outstanding being reduced to approximately 62 million post-consolidation Common Shares. No fractional Common Shares will be issued in connection with the Consolidation. In the event that the Consolidation would otherwise result in the issuance of a fractional Common Share, such fraction of a Common Share will be rounded down to the nearest whole number.

The Common Shares will continue to be traded on the TSX under the symbol “USA” on a post-consolidation basis, under new CUSIP number 90343P507. The Consolidation remains subject to all necessary regulatory requirements, including required filings with the TSX.

The Corporation’s listed warrants to purchase Common Shares (“Warrants”) will continue to be traded on the TSX under the symbol “USA.WT” following the Consolidation. There are currently approximately 10.77 million Warrants issued and outstanding. Following the Consolidation, each five (5) Warrants will entitle its holder to purchase one post-consolidation Common Share at an aggregate exercise price of $0.775 per post-consolidation Common Share at any time until July 16, 2014. If all outstanding Warrants are exercised, an aggregate of approximately 2.15 million post-consolidation Common Shares will be issued. In accordance with the terms of the Warrant indenture, notice of the Consolidation has been sent to all holders of Warrants.

The Corporation anticipates mailing letters of transmittal to registered holders of Common Shares on or around January 26, 2012, requesting that they forward their pre-consolidation Common Share certificates to Valiant Trust Company in Toronto in exchange for new Common Share certificates representing the number of Common Shares on a post-consolidation basis. It is anticipated that the Common Shares will commence trading on a consolidated basis on the TSX when the market opens on or around January 30, 2012.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in filings by the Corporation with the Canadian securities regulators, which filings are available at www.sedar.com.

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CONTACT:
FOR INFORMATION PLEASE CONTACT:
Heather Foster, IR Manager (208) 556-1535 ext. 2